Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact: Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw

GigaMedia: New Productivity Initiatives Underway

Turnaround Plans on Track

TAIPEI, Taiwan, April 25, 2012 – GigaMedia Limited (NASDAQ: GIGM) today updated its progress in executing new management’s turnaround plans.

The company’s turnaround plans, driven by CEO John Stringer, are based on an explicit decision-making framework with clear objectives: effectively managing cash, maintaining the company’s listing on NASDAQ, and executing new strategic growth plans.

As part of efforts to better manage cash, new productivity initiatives are underway to improve margins and create a new business model with leverage.

Management is currently reducing system and administrative and organizational complexities, which is expected to lower the company’s cost base. This includes reducing the number of legal entities to yield savings on audit requirements, tax filings and administrative needs; reducing the number of systems used in business units to allow for better data flow and better productivity; and reducing the company’s back office structure utilizing a shared hub and spoke approach to create a less costly infrastructure.

Management is also reducing personnel to support productivity. Following a reduction in force in March at Jidi Joy in China, management implemented similar steps in April at FunTown in Taiwan, reducing the team from approximately 260 to 230, and is currently reviewing operations at IAHGames.

“The company’s complex organizational structure, inefficiencies and redundancies have resulted in a higher cost base than best of class standards; a big opportunity to streamline, simplify how the business operates, and improve financial performance,” stated GigaMedia Limited Chief Executive Officer John Stringer.

Management anticipates its initiatives to drive productivity and cost savings in all businesses and corporate functions beginning in the second half of 2012, with a portion of the savings to be re-invested for future growth and a portion to benefit ongoing financial performance.

“Our early initiatives have focused on managing cash and growing lean – creating a new business model that is viable and scalable,” stated CEO John Stringer. “We are on track and expect to complement this with new strategic growth initiatives this year to further drive operational leverage as we build new Giga.”

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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